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March 27, 2017

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rockwell Medical, Inc. (the “Company”) Soliciting Material Under Rule 14a-12 (the “Soliciting Material”) Filed March 22, 2017 by Richmond Brothers, Inc. et al. File No. 000-23661

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 27, 2017 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our clients, Richmond Brothers, Inc. and Mark H. Ravich and the other participants in their solicitation (collectively, “Richmond Ravich”), and provide the following responses on Richmond Ravich’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Soliciting Material.

General

1.	Disclosure states that the company “must stop spreading what we believe are lies….” Please refrain from characterizing statements made by the company as “lies” without factual foundation that the company has made an untrue statement, as opposed to stating its views that the certain communications support certain legal determinations.

Richmond Ravich acknowledges the Staff’s comment and confirms that moving forward it will refrain from characterizing statements made by the Company as “lies” without providing a factual foundation that the Company has made an untrue statement.

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O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 27, 2017

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel

cc:	David S. Richmond, Richmond Brothers, Inc. Mark H. Ravich Steve Wolosky, Olshan Frome Wolosky LLP